CECO ENVIRONMENTAL CORP.

3120 Forrer Street

Cincinnati, Ohio 45209

November 21, 2005

Mr. Ryan Rohn

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CECO Environmental Corp.

Form 8-K Item 4.01

Filed: November 15, 2005

File No. 000-07099

Dear Mr. Rohn:

We have received your letter dated November 15, 2005.

The following responses to the comments you provided are keyed to your letter:

1.	Comment: We note your disclosure that there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, that occurred during the most recent two fiscal years and through November 9, 2005. However, you have amended your Form 10-K for year ended December 31, 2003 and the subsequent Form 10-Q’s filed during 2004 to restate your financial statements for 2001 through 2003 and for the three quarters of 2004 due to a material weakness that existed in your internal controls over financial reporting and therefore concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2003. Revise your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. In your revised filing, describe in detail the nature of your internal control weakness.

Response: The Company has revised and restated its 8-K to provide the information requested. The following is disclosed in the 8-K/A as filed with respect to reportable events:

Mr. Ryan Rohn

November 21, 2005

During the years ended December 31, 2003 and December 31, 2004 and the subsequent interim period through November 9, 2005, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)), except the following:

On February, 8, 2005, the Company, in consultation with its Audit Committee, concluded that it must correct its previously issued financial statements to properly account for revenue recognized under the percentage of completion method of accounting. The Company’s management determined that a spreadsheet error existed affecting the manner in which revenue was calculated and recognized on small projects. While revenue recognized under the percentage of completion calculation on individual large projects was accurate, due to this spreadsheet error, the accumulation of revenue for small projects was incorrect. This error was material and occurred from 2000 to 2003 and the three quarters reported during 2004. This correction resulted in the restatement of the Company’s consolidated financial statements for the fiscal years 2001 through 2003, which was reflected in the Annual Report on Form 10-K/A for the year ended December 31, 2003, and for the three quarters of 2004, which are reflected in Quarterly Reports on Form 10-Q/A for the relevant periods.

After evaluating the nature of the deficiency and the resulting restatement, the Company’s Chief Executive Officer and Chief Financial Officer concluded that a material weakness existed in the Company’s internal control over financial reporting as of December 31, 2003.

Management detected the error noted above as a result of additional monitoring processes and procedures that were implemented during the fourth quarter of 2004 to review revenue recognized under the percentage of completion method of accounting. The additional procedures were implemented by an individual hired by the Company in its efforts to expand the internal control structure in connection with its planning and execution under the internal control standards of Section 404 of the Sarbanes-Oxley Act of 2002. This person was hired in August 2004 to initiate the Company’s documentation and testing of its internal controls. This individual’s responsibilities included performing certain monitoring activities which detected the material misstatement.

Based on management’s evaluation of the effectiveness of the Company’s disclosure controls and procedures and the additional monitoring controls that were in place as of December 31, 2004, which enabled the Company to detect the error, the Chief Executive Officer and Chief Financial Officer concluded that the material weakness that led to this error not being detected timely has been mitigated as of December 31, 2004, and that our disclosure controls and procedures were effective as of December 31, 2004. A discussion of such material weaknesses that were identified may be found in: Item 9A of the Company’s Annual Report on Form 10-K/A for the fiscal

Mr. Ryan Rohn

November 21, 2005

year ended December 31, 2003, which was filed with the Securities and Exchange Commission (“SEC”) on April 15, 2005; Item 4 of the Company’s Quarterly Report on Form 10-Q/A for the three month period ended March 31, 2004, which was filed with the SEC on April 15, 2005; Item 4 of the Company’s Quarterly Report on Form 10-Q/A for the three month period ended June 30, 2004, which was filed with the SEC on April 15, 2005; and Item 4 of the Company’s Quarterly Report on Form 10-Q/A for the three month period ended September 30, 2004, which was filed with the SEC on April 15, 2005.

The material weaknesses and events described above were discussed by the Company’s management and the Audit Committee of the Board of Directors of the Company with Deloitte. The Company has authorized Deloitte to respond fully to the inquiries of the successor independent registered public accounting firm concerning these issues.

As required by Item 304(a)(3) of Regulation S-K, the Company has provided Deloitte a copy of the disclosures contained in this Report on Form 8-K/A and has requested that Deloitte furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this Report on Form 8-K/A and, if not, stating the respects in which it does not agree. Such letter is filed as an Exhibit to this Report on Form 8-K/A.

2.	Comment: To the extent that you make changes to the Form 8-K to comply with our comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: As noted above, the Company has provided Deloitte & Touche LLP a copy of the disclosures contained in the revised Form 8-K/A and requested that Deloitte & Touch LLP furnish the Company with a letter stating whether Deloitte agrees with the statements made by the Company in its Form 8-K/A and, if not, stating the respects in which it does not agree. Such letter is filed as Exhibit 16.1 to the Form 8-K/A.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Ryan Rohn

November 21, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CECO Environmental Corp.

/s/ Dennis W. Blazer
Dennis W. Blazer Vice President and Chief Financial Officer